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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315



15 May 2003


                         MERGER OF JUPITERS AND TABCORP
                         ------------------------------
                                 PROGRESS UPDATE
                                 ---------------


TIMING

Jupiters Limited ("Jupiters") and TABCORP Holdings Limited ("TABCORP") have made significant progress in negotiating the detailed terms of a Merger Implementation Agreement. It is presently anticipated that the agreement will be signed within three weeks.

At the time of announcing the key terms of the Merger Implementation Agreement, Jupiters and TABCORP will provide an update on the expected timing of despatch of the merger documentation to Jupiters shareholders and assuming approval by Jupiters shareholders, the Court and regulatory authorities, implementation of the merger.

Jupiters and TABCORP will continue to keep their respective shareholders informed of any significant developments.


CENTREBET SALE

The complex issues of separating a business from its parent company are substantially resolved for Centrebet and the sale of Centrebet by tender is proceeding according to plan.

Non-binding expressions of interest for Centrebet are due now. Short listed buyers will commence due diligence in late May and submit binding bids by late June.

There is a strong field of well-qualified and financially sound Australian and International buyers engaged in the tender process.

For further information please contact:


AT JUPITERS:                             AT TABCORP:
------------------------                 --------------------------------
Mr Rob Hines                             Ms Tricia Wunsch
Chief Executive Officer                  General Manager,
and Managing Director                    Corporate Affairs
Jupiters Limited                         TABCORP Holdings Limited
(07) 5584 8900                           (03) 9868 2595


AT CITIGROUP:                            AT UBS WARBURG:
----------------------                   --------------------------------
Mr Paul Binsted                          Mr Peter Scott or Mr Tim Antonie
Citigroup Global Markets                 UBS Warburg Australia Limited
(02) 8225 4663                           (03) 9242 6367



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